Exhibit 99.1

SODASTREAM REPORTS THIRD QUARTER FISCAL 2017 RESULTS

Revenue Increased 13% to $139.8 Million

Operating Income Increased 24% to an All-Time Record $23.0 Million

Diluted EPS Increased 27% to $0.87

Company Finishes Third Quarter with Cash & Financial Investments of $136.6

AIRPORT CITY, Israel – November 1, 2017 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the quarter ended September 30, 2017.

For the quarter ended September 30, 2017:

•	Revenue increased approximately 13% to $139.8 million, compared to $124.2 million in the third quarter of 2016
•	Net income increased approximately 32% to an all-time record $19.8 million, compared to $14.9 million in the third quarter of 2016
•	Diluted earnings per share increased to $0.87 compared to $0.69 in the third quarter of 2016

“We achieved record profitability in the third quarter fueled by broad based growth in many of our markets combined with significant gross margin expansion,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our product, marketing and distribution strategies aimed at building a global sparkling water franchise continued to gain traction during the quarter as evidenced by the increase in gas refill units to an all-time record 8.4 million in the third quarter. This high-water mark underscores our progress expanding household penetration through new customer acquisition and better retention of existing users. As we head into the fourth quarter of 2017 and look out to next year, we remain confident that we are well positioned to continue building on the current momentum and further unlock the power of our business model to return greater value to our shareholders.”

Third Quarter 2017 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	September 30, 2016	September 30, 2017	Increase	Increase
	In millions USD			%
Western Europe	$74.7	$84.8	$10.1	13.5%
The Americas	29.8	30.2	0.4	1.2%
Asia-Pacific	12.9	17.3	4.4	34.0%
Central & Eastern Europe, Middle East, Africa	6.8	7.5	0.7	10.6%
Total	$124.2	$139.8	$15.6	12.5%

The following table sets forth each region’s contribution to total revenue for the third quarter of 2016 and 2017 (by percentage):

Region	Portion of the revenue in three months ended
	September 30, 2016	September 30, 2017
Western Europe	60.1%	60.6%
The Americas	24.0%	21.6%
Asia-Pacific	10.4%	12.4%
Central & Eastern Europe, Middle East & Africa	5.5%	5.4%
Total	100.0%	100.0%

Product Segment Unit Breakdown	Three Months Ended
	September 30, 2016	September 30, 2017	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	788	847	59	7.5%
CO2 Refills	7,673	8,386	713	9.3%
Flavors	5,463	5,095	(368)	(6.7)%

Revenue increased $15.6 million, or 12.5%, to $139.8 million compared to $124.2 million in the same period in 2016 driven by growth in all of the Company's geographic regions, highlighted by strong performances in Germany, Japan, Canada, Austria and Australia. Changes in foreign currency exchange rates ("FX") positively impacted revenue by $4.2 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate.

Gross margin increased 170 basis points to 53.5% compared to 51.8% for the same period in 2016. The increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume, the introduction of higher margin sparkling water makers and changes in FX compared to the same period in 2016, partially offset by a higher portion of sparkling water makers in the product mix. The positive FX impact on revenue was mainly offset by an adverse impact of the weakening of the U.S. Dollar/Israeli Shekel exchange rate compared to the same period in 2016. The net positive FX impact on gross profit was $1.4 million.

Sales and marketing expenses were $38.9 million, or 27.8% of revenue, compared to $34.9 million, or 28.1% of revenue, in the same period in 2016. Advertising and promotion expenses increased by $1.6 million to $16.8 million, or 12.0% of revenue, compared to $15.2 million, or 12.2% of revenue, in the same period in 2016.

General and administrative expenses increased $2.2 million to $13.0 million, or 9.3% of revenue, compared to $10.8 million, or 8.7% of revenue in the same period in 2016. The increase was mainly due to an increase in share-based payment expenses.

Operating income increased 24.0% to $23.0 million, or 16.5% of revenue, compared to $18.6 million, or 14.9% of revenue, in the third quarter of 2016. Changes in FX did not have a material impact on operating income. The positive FX impact on gross profit compared to the same period in 2016 was mainly offset by an adverse impact of the strengthening of the Euro/U.S. Dollar rate on operating expenses.

Net financial expense was $0.4 million compared to $0.2 million in the same period in 2016.

Tax expense was $2.8 million with an effective tax rate of 12.5%, compared to $3.4 million with an effective tax rate of 18.8% in the same period in 2016.

Net income was $19.8 million, or $0.87 per diluted share, based on 22.6 million weighted shares outstanding compared to net income of $14.9 million, or $0.69 per diluted share, based on 21.7 million weighted shares outstanding in the same period in 2016.

Balance Sheet Review

At September 30, 2017, the Company had cash and financial investments totaling $136.6 million compared to $57.3 million at December 31, 2016.

Cash flow from operations less investing activities, excluding financial investments, was $26.3 million compared to $26.1 million in the same period in 2016. During the third quarter of 2017, the Company invested $20.0 million in short-term investments.

Working capital decreased 1.3% to $123.1 million compared to $124.8 million at December 31, 2016. Inventories increased 20.0% to $105.6 million compared to $88.0 million at December 31, 2016.

Nine months 2017 Financial Review

Geographical Revenue Breakdown	Nine Months Ended
	September 30, 2016	September 30, 2017	Increase	Increase
	In Millions USD			%
Western Europe	$211.7	$236.3	$24.6	11.7%
The Americas	78.7	83.9	5.2	6.6%
Asia-Pacific	34.7	42.5	7.8	22.3%
Central & Eastern Europe, Middle East, Africa	19.2	23.0	3.8	20.2%
Total	$344.3	$385.7	$41.4	12.0%

The following table sets forth each region’s contribution to total revenue for the first nine months of 2016 and 2017 (by percentage):

Region	Portion of the revenue in nine months ended
	September 30, 2016	September 30, 2017
Western Europe	61.5%	61.3%
The Americas	22.8%	21.7%
Asia-Pacific	10.1%	11.0%
Central & Eastern Europe, Middle East & Africa	5.6%	6.0%
Total	100.0%	100.0%

Product Segment Unit Breakdown	Nine Months Ended
	September 30, 2016	September 30, 2017	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	2,000	2,476	476	23.8%
CO2 Refills	21,995	24,270	2,275	10.3%
Flavors	16,721	15,638	(1,083)	(6.5)%

Revenue increased 12.0% to $385.7 million from $344.3 million in the same period in 2016. The increase was driven by growth in all geographical regions, highlighted by strong performances in Germany, Canada, Japan, Australia and Austria. Changes in FX did not have a material impact on revenue.

Gross margin increased 200 basis points to 53.1% compared to 51.1% in the same period in the prior year. The increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume and the introduction of higher margin sparkling water makers, partially offset by a higher portion of sparkling water makers in the product mix and changes in FX compared to the same period in 2016. Changes in FX negatively impacted gross profit by $5.1 million, mainly driven by the strengthening of the Israeli Shekel against the U.S. Dollar compared to the same period in 2016.

Sales and marketing expenses were $114.5 million, or 29.7% of revenue, compared to $105.6 million, or 30.7% of revenue in the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses. Advertising and promotion expenses increased by $7.2 million to $54.1 million, or 14.0% of revenue, compared to $46.9 million or 13.6% of revenue in same period in 2016.

General and administrative expenses were $34.6 million, or 9.0% of revenue, compared to $32.4 million, or 9.4% of revenue in 2016.

Operating income increased 56.2% to $55.7 million, or 14.4% of revenue, compared to $35.6 million, or 10.4% of revenue in the same period in 2016. Operating income was negatively impacted by $5.3 million due to changes in FX.

Net financial expense were immaterial compared to $1.3 million in the same period in 2016.

Tax expense was $6.8 million, reflecting an effective tax rate of 12.2%, compared to $5.5 million, or an effective tax rate of 16.0%, in the same period in 2016.

Net income was $48.9 million, or $2.17 per diluted share, based on 22.5 million weighted shares outstanding, compared to net income of $28.8 million, or $1.35 per diluted share, based on 21.3 million weighted shares outstanding in the same period in 2016.

Guidance

Based on third quarter results and current projections for the remainder of the year, the Company is raising its outlook and now expects 2017 revenue to increase approximately 13% to $536 million compared to $476.1 million in 2016 and diluted earnings per share to increase approximately 40% to $2.90 compared to $2.07 in 2016.

This outlook is based on assumed average exchange rates of 1.17 Euro/U.S. Dollar and 3.50 U.S. Dollar/Israeli Shekel in the fourth quarter of 2017.

Conference Call and Management Commentary

A supplemental slide presentation have been furnished as part of today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website at http://sodastream.investorroom.com. Beginning with the quarter ended September 30, 2017, the Company will not be providing a separate CFO commentary; instead, any pertinent information will be incorporated into the earnings release in connection with the announcement of the Company’s results for the relevant quarter.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, November 1, 2017) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains EBITDA and Adjusted EBITDA, which are non-IFRS measures.

EBITDA is a non-IFRS measure, which represents earnings before financial expense (income), income tax, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure, which is calculated in the same way as EBITDA, and further eliminates the effect of impairment of other intangible assets. We believe that EBITDA and Adjusted EBITDA, as described above, should be considered in evaluating the Company’s operations. Both measures facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively). Adjusted EBITDA is useful to an investor in evaluating our operating performance because it excludes unusual costs associated with non-recurring events and without regard to non-cash items.

Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. A reconciliation of EBITDA and Adjusted EBITDA to Net income, the most closely comparable IFRS measure, is included at the end of this press release. In addition, EBITDA and Adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
Revenue	$344,265	$385,712	$124,228	$139,783
Cost of revenue	168,285	180,728	59,889	64,935

Gross profit	175,980	204,984	64,339	74,848

Operating expenses
Sales and marketing	105,636	114,533	34,943	38,856
General and administrative	32,383	34,633	10,833	12,981
Other expenses, net	2,327	142	-	-

Total operating expenses	140,346	149,308	45,776	51,837

Operating income	35,634	55,676	18,563	23,011

Financial expense, net	1,314	22	210	430

Income before income taxes	34,320	55,654	18,353	22,581

Income tax expense	5,502	6,795	3,443	2,826

Net income for the period	28,818	48,859	14,910	19,755

Net income per share
Basic	$1.36	$2.25	$0.70	$0.90
Diluted	$1.35	$2.17	$0.69	$0.87

Weighted average number of shares
Basic	21,145	21,739	21,198	21,870
Diluted	21,297	22,542	21,701	22,581

Consolidated Balance Sheets as of

	December 31,	September 30,
	2016	2017
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$50,250	$116,629
Financial investments	7,000	19,998
Inventories	87,986	105,616
Trade receivables ,net	87,430	95,017
Other receivables	20,613	22,708
Assets classified as held for sale	1,484	-
Derivative financial instruments	2,112	324
Total current assets	256,875	360,292

Property, plant and equipment	164,628	165,921
Intangible assets	37,582	38,496
Deferred tax assets	4,154	7,020
Other receivables	2,688	3,846
Total non-current assets	209,052	215,283

Total assets	465,927	575,575

Liabilities
Derivative financial instruments	-	751
Trade payables	41,643	53,962
Income tax payable	8,312	15,273
Provisions	2,646	2,321
Other current liabilities	22,262	28,238
Total current liabilities	74,863	100,545

Employee benefits	2,306	2,223
Other non-current liabilities	73	117
Deferred tax liabilities	5,166	4,983
Total non-current liabilities	7,545	7,323

Total liabilities	82,408	107,868

Shareholders’ equity
Share capital	3,461	3,556
Share premium	214,609	228,721
Translation reserve	(34,161)	(13,039)
Retained earnings	199,610	248,469
Total shareholders’ equity	383,519	467,707

Total liabilities and shareholders’ equity	$465,927	$575,575

Consolidated Statements of Cash Flows

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$28,818	$48,859	$14,910	$19,755

Adjustments:
Depreciation of property, plant and equipment	10,926	14,998	3,930	6,671
Amortization of intangible assets	2,596	2,215	775	679
Impairment of other intangible assets	1,830	-	-	-
Change in fair value of derivative financial instruments	626	1,447	58	1,777
Other expenses, net	-	142	-	-
Exchange rate differences on long-term loans and borrowing	642	-	243	-
Share based payment	3,513	3,457	1,032	1,863
Interest expense (income), net	369	(235)	115	(74)
Income tax expense	5,502	6,795	3,443	2,826
	54,822	77,678	24,506	33,497
Decrease (increase) in inventories	11,825	(12,408)	3,037	(5,411)
Decrease (increase) trade and other receivables	2,615	(4,253)	(1,159)	(488)
Increase in trade payables and other liabilities	1,267	17,645	3,214	4,842
Increase in employee benefits	215	215	39	23
Increase (decrease) in provisions	494	(325)	748	(342)
	71,238	78,552	30,385	32,121
Interest paid	(428)	(94)	(135)	(27)
Income tax received	207	121	162	6
Income tax paid	(5,225)	(3,279)	(413)	(841)
Net cash from operating activities	65,792	75,300	29,999	31,259

Cash flows from investing activities
Interest received	60	328	21	100
Investment in financial Investments, net	(7,000)	(13,000)	(7,000)	(6,000)
Proceeds from investment grants	2,828	3,903	2,828	-
Proceeds from sale of property, plant and equipment	-	1,590	-	27
Proceeds from (payment for) derivative financial instruments, net	(1,043)	1,094	(168)	(285)
Acquisition of property, plant and equipment	(21,828)	(14,103)	(6,049)	(4,218)
Acquisition of intangible assets	(1,525)	(1,631)	(561)	(536)
Net cash used in investing activities	(28,508)	(21,819)	(10,929)	(10,912)

Cash flows from financing activities
Proceeds from exercise of employee share options	1,918	10,750	1,199	1,001
Repayments of long-term loans and borrowings	(17,693)	-	(7,529)	-
Change in short-term debt	(2,861)	-	-	-
Net cash from (used in) financing activities	(18,636)	10,750	(6,330)	1,001

Net increase in cash and cash equivalents	18,648	64,231	12,740	21,348
Cash and cash equivalents at the beginning of the period	34,534	50,250	40,943	94,531
Effect of exchange rates fluctuations on cash and cash equivalents	675	2,148	174	750

Cash and cash equivalents at the end of the period	$53,857	$116,629	$53,857	$116,629

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
	Revenue (in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$114,090	$140,791	$45,463	$53,292
Consumables	223,014	238,816	76,938	85,132
Other	7,161	6,105	1,827	1,359
Total	$344,265	$385,712	$124,228	$139,783

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	33.1%	36.5%	36.6%	38.1%
Consumables	64.8%	61.9%	61.9%	60.9%
Other	2.1%	1.6%	1.5%	1.0%
Total	100.0%	100.0%	100.0%	100.0%

Reconciliation of Net income to EBITDA and Adjusted EBITDA

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2017	2016	2017
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$28,818	$48,859	$14,910	$19,755
Financial expenses, net	1,314	22	210	430
Income tax expense	5,502	6,795	3,443	2,826
Depreciation and amortization	13,522	17,213	4,705	7,350
EBITDA	$49,156	$72,889	$23,268	$30,361
Impairment of other intangible assets	1,830	-	-	-

Adjusted EBITDA	$50,986	$72,889	$23,268	$30,361